EMPIRICAL VENTURES, INC.
40 Lake Bellevue Drive, Suite 100
Bellevue WA. 98005
425-256-9302
empiricaslventures2004@gmail.com

April 9, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Ji Kim; Marsye Mills-Apenteng

Re:           Empirical Ventures, Inc.
Preliminary Information Statement on Schedule 14C
Filed on March 26, 2014
File No. 000-52766

Dear Ms. Kim and Ms. Mills-Apenteng:

We have reviewed your letter regarding our Information Statement on Schedule 14C concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.

General

1.
It appears that you have not previously filed proxy or information statements relating to annual meetings of shareholders nor have you filed current reports on Form 8-K, as addressed below.  Furthermore, we note that in February and March 2014,you filed all of your quarterly and annual reports for periods sinceJune30, 2010. To the extent you have failed to meet your filing requirements by not timely filing your periodic reports and by not remaining current with respect to proxy/information statements or current reports on Form 8-K, it appears that you should revise your information statement to address this non-compliance and discuss any remedial steps you intend to take to addressyourdelinquent filingstatus.

We have noted your comments and added the following disclosure:

Filing History

Empirical Ventures, Inc. ceased filing reports pursuant to the Securities Exchange Act of 1934, as amended following the filing of the quarterly report for the period ended March 31, 2010.  Subsequently, in March and April of 2014, Empirical Ventures, Inc. filed the annual and quarterly reports to bring the periodic reports up to date. However, during the period between 2010 and 2014, Empirical Ventures, Inc. did not file proxy or information statements pursuant to Schedule 14 or any current reports on Form 8-K.  Empirical Ventures, Inc., as a remedial step, has filed a current report on Form 8-K to report certain material events that presently impact our company.  In addition, management is committed to file timely annual and quarterly reports , proxy or information statements pursuant to Schedule 14 , as well as current reports on Form 8-K as required.

FacingPage

2.
On the facing page of the information statement and elsewhere, you identify your company name as “Go-Page Corporation.”However, you disclose on page 23 that the corporate name change will not take effect until on or about April 27, 2014.Please revise to state the name specified in your charter.

We have noted this comment and have changed the name on the Schedule 14C from Go-Page Corporation to Empirical Ventures, Inc.

Directors and Executive Officers, page 16

3.
We note that you appointed new directors and officers in 2013 and 2014. However, it appears that you have not filed any current reports on Form 8-K with respect to any of the appointments. Please refer to Item 5.02 of Form8-K and advise.

We have noted this comment and have filed acurrent report on Form 8-K to report certain material events that presently impact our company including the appointments of officers and directors.

Change in Control, page23

4.
You statethat to the knowledge of management, there are no present arrangements or pledges of securities that may result in a change of control. However, you disclose that pursuant to the license agreement with Psi-Tech Corporation, you will issue 20,000,000 post-split shares, which, it appears, will result in a change of control.  Please revise your disclosure as necessary or advise.  We also note thatyou did not file a current report on Form 8-Kregarding this material agreement with Psi-Tech Corporation. Please refer to Item 1.01 of Form8-K and advise.

We have noted this comment and have filed a current report on Form 8-K on April 9, 2014 to reflect the prospective transaction between Empirical Ventures, Inc. and Psitech Corporation. While on February 11, 2014, we entered into an exclusive license agreement with PsiTech Corporation and on March 6, 2014 entered into an amended license agreement with Psitech, and on March 27, 2014 the License Agreement was subsequently amended for the use of Psitech's proprietary Mobile Marketing Platform  called Go-Page, in North America, the consideration required to complete this transaction will be provided upon the actions, particularly the reverse split, becoming effective.  We have revised the disclosure to indicate that the shares will not issued until the action underlying the Information Statement is effective and revised the disclosure to indicate the prospective change of control.  The change of control disclosure is as follows:

Change of Control

On February 11, 2014, the Company entered into an exclusive license agreement with PsiTech Corporation and on March 6, 2014 entered into an amended license agreement with Psitech, and on March 27, 2014 the License Agreement was subsequently amended for the use of Psitech's proprietary Mobile Marketing Platform  called Go-Page, in North America.  In consideration of the licenses granted and other undertakings by Licensor hereunder, Licensee shall pay Licensor a License Fee in the amount of two hundred thousand dollars ($200,000) and, following the effectiveness of the reverse split of our common stock,  20,000,000 restricted common shares. Consequently, upon issuance of the post-split 20,000,000 restricted common shares, PsiTech Corporation will be a control shareholder, subject to dilution of voting rights from the preferred stock to be issued pursuant to employment agreements, and any additional issuance of common stock.

Following the issuance of the shares underlying this agreement, we will file a current report on Form 8-K to reflect any change in control.

Statement of Additional Information, page 24

5.           We note from your statement on page 9 that you have specifically incorporated by reference your Form 10-Q for the quarter ended December 31,2013 filed on March 24,2014. It further appears that you have attempted to incorporate your Form 10-K for the fiscal year ended June30, 2013, as well as theForm10-Q for the quarter ended September 30,2014, filed March 21, 2014, though you have not included language specifically incorporating these documents by reference. Please note, however, that you may incorporate these documents by reference provided you deliver the incorporated information to security holders with the information statement. Refer to Item 13(b)(2)and Note E to Schedule 14A, applicable to you via Item 1 of Schedule 14C,and revise accordingly.

We have noted this comment and have revised this statement to include the correct language and will include the documents incorporated by reference as part of the document package sent to shareholders

5.
Advise us of the authority upon which you rely, in the last paragraph, to forward-incorporate by reference“[a]ll documents filed by Go-Page Corporation pursuant toSections13(a),13(c), 14or 15(d) of the Exchange Act subsequent to the date of this Information Statement….”Alternatively, please revise to remove this paragraph.

We have noted this comment and have removed the last paragraph.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fling; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Peter Schulhof
_______________________________
Peter Schulhof
President